UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to ________

Commission file number 333-137857

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Unit Corporation Employees' Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unit Corporation
8200 South Unit Drive
Tulsa, Oklahoma 74132

Unit Corporation
Employees' Thrift Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2019	11

Signature	12

Exhibit Index	13

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor's (DOL) Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Benefits Committee
Unit Corporation Employees' Thrift Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Unit Corporation Employees' Thrift Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019 and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error of fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter Regarding Going Concern of the Plan Sponsor
As discussed in Note 9 to the financial statements, Unit Corporation and its direct wholly owned subsidiaries, the Plan sponsor, filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court. Our opinion is not modified with respect to this matter
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2015.

/s/ HoganTaylor LLP
Tulsa, Oklahoma
June 18, 2020

Unit Corporation
Employees' Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
ASSETS
Investments, at fair value:
Common stock of Unit Corporation	$2,710,738	$24,820,281
Mutual funds	53,406,894	47,978,508
Collective investment trusts	17,874,634	18,207,739
Total investments at fair value	73,992,266	91,006,528
Guaranteed investment contracts, at contract value	6,753,383	8,080,841
Receivables:
Employer contributions	5,260,411	5,093,954
Due from broker	2,448	7,205
Total receivables	5,262,859	5,101,159
Net assets available for benefits	$86,008,508	$104,188,528

The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

2019
Investment income (loss)
Net depreciation in fair value of investments	$(19,015,953)
Dividend income	1,909,784
Interest income	148,943
Total investment loss	(16,957,226)
Contributions
Employer	5,260,735
Employee	6,130,551
Rollovers	441,088
Total contributions	11,832,374
Deductions
Distributions	(12,948,358)
Administrative expenses	(106,810)
Total deductions	(13,055,168)

Net decrease in net assets available for benefits	(18,180,020)
Net assets available for benefits
Beginning of the year	104,188,528
End of the year	$86,008,508

The accompanying notes are an integral part of this financial statement.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2019 and 2018
———————————————————————————————————————————————————

1. Description of Plan

The following description of the Unit Corporation Employees' Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan covering all eligible employees of Unit Corporation and its subsidiaries (the “Company”), the Plan sponsor. Fidelity Management Trust Company ("Fidelity"), serves as trustee and the record keeper for the Plan under a trust agreement dated January 1, 2017. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the Company’s Benefits Committee (the “Committee”) which, in turn, may delegate certain administrative functions to other committees and/or officers of the Company. The Committee has overall responsibility for the operations and administration of the Plan. The Committee is also the named fiduciary of the Plan for purposes of investment related matters.

The Plan allows non-excluded employees to participate in the Plan on the first day of any month immediately upon the attainment of age 18 and completion of three months of service.

Contributions

The Plan allows participants to contribute up to 99% of their total monthly pretax compensation (as defined). Participants who are age 50 and above may also elect to make “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”). Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options.

The Plan provides for Safe Harbor matching contributions equal to 117% of deferrals up to 6% of a participant's compensation. Employer matching contributions may be in the form of cash or shares of the Company’s common stock. Participants are eligible for the Employer’s matching contribution if the participant made contributions during the year. The Employer’s matching contribution for 2019 was made in cash.

Participants' Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, if any, and investment income (loss).

The administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are charged to certain participants for member requested and specific services. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in all contributions including Employer contributions, plus actual earnings on those contributions.

Payment of Benefits

The normal retirement age under the terms of the Plan is age 62. Participants may generally elect to receive their benefit in a single lump sum payment, installments, or partial withdrawals. Participants may also elect an in-kind distribution for the portion of the Participant's account that is held in the Company common stock.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2019 and 2018
———————————————————————————————————————————————————
The participant's account balance is retained in the Plan until the participant requests a payment due to termination, death, disability or retirement. At the Plan's administrative committee discretion and with the terminated participant's consent, payment of such vested benefits may be made at an earlier date.

Withdrawals

Participants may withdraw their salary reduction contributions only on termination of employment, attainment of age 59-1/2 or normal retirement age, or where there is a hardship defined by the Plan. The vested portion of Company contributions may be withdrawn only on termination of employment or attainment of age 59-1/2.

Participant Loans

The Plan does not provide for loans to participants.

Unit Corporation Common Stock Fund

The Unit Corporation Common Stock Fund, consisting solely of Unit Corporation common stock, includes elective contributions from the participants as well as matching Company contributions made in Company common stock. Previously, all Company matching contributions made in shares of Company common stock were initially directed into the Unit Corporation Common Stock Fund. Once the common stock had been allocated to a participant’s account, the participant could sell the common stock and allocate the proceeds to other investment options. In 2020, the Company matching contributions for 2019 were made with cash.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Payment of Benefits

Distributions are recorded when paid to participants.

Investment Valuation and Income Recognition

Plan investments are presented at fair value, except for the fully benefit responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan's valuation policies utilizing information provided by the investment adviser and Fidelity. See Note 7 for discussion of fair value measurements.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments which consists of the gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis.

Administrative Expenses

Administrative expenses include member transaction fees. The Company voluntarily pays other administrative expenses (such as record keeping, legal, and accounting fees). The Company will not seek reimbursement from the Plan for its payment of these expenses. Certain administrative functions are performed by officers and employees of the Company. No compensation is provided from the Plan for these services.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2019 and 2018
———————————————————————————————————————————————————
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate and market and credit risks. In addition, on January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. The pandemic in the United States and throughout the world has resulted in substantial volatility in financial markets. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will continue to occur and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3. Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant account balances will be distributed to participants in accordance with the terms of the Plan.

4. Guaranteed Investment Contract

Effective January 1, 2017, the Plan entered into a traditional benefit-responsive investment contract with Principal, the Guaranteed Interest Balance Contract 401(A)(K)("Principal GIBC"). The Principal GIBC is issued by Principal Life Insurance Company. Principal maintains the contributions in a general account. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Principal GIBC meets the fully benefit responsive investment contract criteria, and therefore is reported at contract value. Contract value is the relevant measure for fully benefit responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the contract. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses.

The methodology for calculating the interest crediting rate is defined in the contract under the term "Composite Crediting Rate." The composite crediting rate is determined by solving for the rate that, when used to accrue interest from the first day of such deposit period to the end of such deposit period, including expected net cash flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest five basis points:

(a) The aggregate of the values of each guaranteed interest fund for which the deposit period have closed. This value will be determined by accumulating the value immediately prior to the first day of the deposit period for which the composite crediting rate is determined, with interest at the effective annual guaranteed interest rate for each such guaranteed interest fund for the deposit period.

(b) The expected value of any guaranteed interest fund for which the deposit period has not closed. This value will be determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

(c) The expected value of any guaranteed interest fund for the deposit period the composite crediting rate is being determined. This value will be determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2019 and 2018
———————————————————————————————————————————————————
The crediting interest rates are reset every January 1 as determined by Principal. There was no minimum crediting rate.

By definition, the Principal GIBC group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Deposits received prior to 4:00 P.M. Central Time on a business day are accepted and credited to the relevant guaranteed interest fund. Interest is credited to the guaranteed interest fund on a daily basis from the date deposits are accepted until paid, transferred, or applied in full. Fees may be paid in one of the following three ways:

•By being netted from the effective annual interest rate;
•By being paid separately by the Plan sponsors; or
•By being deducted from the guaranteed interest fund.

Benefit payments and transfers are deducted from the value of the guaranteed interest fund, to the extent that the composite value is sufficient to make such payments. Payments and transfers are made in full within three business days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) termination of the Plan's interest, if the Plan Sponsor wishes to terminate the Plan's interest, the value of the Plan's interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee, (2) competing fund transfer or violation of equity wash or equivalent rules in place, and (3) termination of the contract, the Plan's contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and the Plan sponsor and there are no guaranteed interest funds with a value greater than zero. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

During 2019, the Plan entered into a fully benefit-responsive investment contract with New York Life ("New York Life Anchor Account"). New York Life maintains the contributions in a general pooled separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The New York Life Anchor Account meets the fully benefit responsive investment contract criteria, and therefore is reported at contract value. Interest is credited on contract balances using a single "portfolio rate" approach. Under this methodology a single interest rate is applied to all contributions made to the product, regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual bases for resetting. When establishing interest crediting rates for this product, New York Life considers many factors, including current economic market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer's general account. The minimum crediting rate for the contract is zero.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) certain distributions resulting from employer-initiated events (including complete or partial plan termination or merger with another plan); (2) termination by the contractholder if the contractholder fails to provide 12 months' advance written notice of termination; (3) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (4) termination by issuer due to loss of the Plan's qualified status. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2019 and 2018
———————————————————————————————————————————————————
5. Income Tax Status

The Company adopted a Volume Submitter Sharing Plan With CODA (the "VSPS Plan") sponsored by Fidelity. The Internal Revenue Service has determined and informed the VSPS Plan sponsor by a favorable advisory letter dated March 31, 2014, that the VSPS Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the "Code"). The VSPS Plan's advisory letter is being relied on by the Plan. Plan management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Related Party and Party-in-Interest Transactions

Fees incurred by the Plan for investment management services are included in net depreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment.  The Plan also made direct payments to the service provider which was not covered by revenue sharing.

Certain Plan investments are shares of Unit Corporation common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions. The fair value of this investment totaled $2,710,738 and $24,820,281 at December 31, 2019 and 2018, respectively. Purchases and sales of Company common stock totaled $12,585,417 and $2,840,437 in 2019, respectively, and totaled $17,571,207 and $17,592,981 in 2018, respectively. The market price for Unit Corporation common stock as of December 31, 2019 and 2018 was $0.70 and $14.28, respectively.

7. Fair Value Measurements

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under ASC 820 are described below.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective investment trusts: Valued based upon the units of such collective investment trusts held by the Plan at year end multiplied by the respective unit value. While the underlying assets values are quoted prices, the NAV

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2019 and 2018
———————————————————————————————————————————————————
investment trust is not publicly traded. The NAV is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. There are no restrictions or unfunded commitments at December 31, 2019. The investments may be redeemed daily.

Company stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total

Mutual funds	$53,406,894	$—	$—	$53,406,894
Common stock of Unit Corporation	2,710,738	—	—	2,710,738
Total investments in the fair value hierarchy	$56,117,632	$—	$—	56,117,632
Investments measured at NAV(1)				17,874,634
Investments at fair value				$73,992,266

(1) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the Statement of Net Assets Available for Benefits.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total

Mutual funds	$47,978,508	$—	$—	$47,978,508
Common stock of Unit Corporation	24,820,281	—	—	24,820,281
Total investments in the fair value hierarchy	$72,798,789	$—	$—	72,798,789
Investments measured at NAV(1)				18,207,739
Investments at fair value				$91,006,528

(1) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the Statement of Net Assets Available for Benefits.

There were no transfers between different levels of the fair value hierarchy for the years ended December 31, 2019 and 2018.

8. Concentration of Investments

As of December 31, 2019 and 2018, the Plan held $2,710,738 and $24,820,281, respectively, of Company common stock, which was approximately 3% and 25%, respectively, of total investments. Therefore, net assets available for benefits are particularly sensitive to changes in the value of Company common stock.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2019 and 2018
———————————————————————————————————————————————————
9. Subsequent Events

COVID-19 Pandemic

As a result of the global emergence of the Coronavirus disease (COVID-19) and the current economic environment, uncertainties have arisen, which have resulted in market volatility of which the impact cannot be reasonable estimated at this time.

Additionally, on March 27, 2020, the Coroavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law in the U.S. to provide certain relief of the COVID-19 pandemic. The CARES Act allows plans (1) to increase the maximum loan limit for qualified participants to the lessor of 100% of the participant's vested account balance or $100,000 until September 23, 2020 and (2) allows eligible participants to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons. The company adopted both of these allowances. The CARES Act could have an impact to the Plan's net assets in the 2020 plan year.

Chapter 11 Proceedings

On May 22, 2020, Unit Corporation and its direct wholly owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division. The Chapter 11 proceedings are being jointly administered under the caption In re Unit Corporation, et al., Case No. 20-32740 ("DRJ") ("the Chapter 11 Cases"). The Debtors will continue to operate as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and an order of the Bankruptcy Court. As a result of the filing of the Chapter 11 Cases, new contributions and transfers into the Unit Common Stock Fund were no longer permitted.

On May 26, 2020, the Bankruptcy Court approved, on an interim basis, certain motions ("First Day Motions") authorizing, but not directing, the Company to, among other things, pay certain pre-petition claims relating to employee wages, salaries, and other compensation benefits.

On May 26, 2020, trading of Unit Corporation common stock was suspended and removed from listing on the New York Stock Exchange ("NYSE") and the common stock now trades on the Over-the-Counter ("OTC") Pink Sheets market maintained by the OTC Market Group, Inc. under the trading symbol "UNTCQ". Following the delisting, participants may transfer amounts from the Unit Common Stock Fund into any other investment option offered by the Plan.

Contributions

Effective January 1, 2020, the Plan changed its Safe Harbor matching contributions to be equal to 117% of deferrals up to 4% of a participant's compensation.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
———————————————————————————————————————————————————

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
		Common stock of Unit Corporation
*	Unit Corporation	Common Stock, $0.20 par value	—	2,710,738
		Mutual funds
	American Funds	American Funds EuroPacific Growth R6 Fund	—	3,603,035
	BlackRock	BlackRock Total Return K Fund	—	4,161,485
	Goldman Sachs	Goldman Sachs Small Cap Value Institutional Fund	—	1,721,451
	Goldman Sachs	Small Cap Value Fund	—	962,020
	Janus	Janus Enterprise I Fund	—	3,074,911
	JP Morgan	JPMorgan Mid Cap Value Fund Class L	—	1,866,937
	MFS	MFS Value R6 Fund	—	2,196,752
	Principal Funds	Principal Large Cap Growth I Institutional Fund	—	6,529,675
	Vanguard Group	Vanguard Target Retirement Income Fund	—	1,582,520
	Vanguard Group	Vanguard Target Retirement 2015 Fund	—	1,477,882
	Vanguard Group	Vanguard Target Retirement 2020 Fund	—	4,829,848
	Vanguard Group	Vanguard Target Retirement 2025 Fund	—	4,975,043
	Vanguard Group	Vanguard Target Retirement 2030 Fund	—	3,162,326
	Vanguard Group	Vanguard Target Retirement 2035 Fund	—	1,900,938
	Vanguard Group	Vanguard Target Retirement 2040 Fund	—	4,176,443
	Vanguard Group	Vanguard Target Retirement 2045 Fund	—	2,779,858
	Vanguard Group	Vanguard Target Retirement 2050 Fund	—	3,552,989
	Vanguard Group	Vanguard Target Retirement 2055 Fund	—	488,722
	Vanguard Group	Vanguard Target Retirement 2060 Fund	—	364,059
		Total mutual funds		53,406,894

		Collective investment trusts
	Northern Trust	Northern Trust Large Cap S&P 500 Index SA-I5	—	6,286,179
	Northern Trust	Northern Trust Mid Cap S&P 400 Index Fund	—	6,600,219
	Northern Trust	Northern Trust Russell 2000 Index Fund	—	2,797,064
	Northern Trust	Northern Trust ACWI Ex-US Market Index Fund	—	227,420
	Northern Trust	Northern Trust Aggregate Bond Index Fund	—	1,963,752
		Total collective investment trusts		17,874,634

		Guaranteed investment contracts, at contract value
	Principal Life Insurance Company	Guaranteed Interest Balance Contract 401(A)(K)	—	4,527,558
	New York Life Insurance Company	New York Life Anchor Account	—	2,225,825
		Total guaranteed investment contracts, at contract value		6,753,383
		Total investments		$80,745,649

* Represents investments which qualify as party-in-interest as described in Note 6.
Column (d) cost information is not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN

Unit Corporation as Administrator of the Plan

By:  /s/ Mark E. Schell                                                                                               Date: June 18, 2020
Mark E. Schell
Senior Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm